Exhibit 99.2
THE MEDICINES COMPANY® TO ACQUIRE TARGANTA THERAPEUTICS
The Medicines Company’s potential acquisition of Targanta Therapeutics is another step toward extending the delivery of high value, differentiated products to the global critical care community. Targanta’s lead product, oritavancin, fits our parameters for innovation (which are improved care and economic performance in global critical care medicines) in addition to creating a foundation for future activities in the hospital anti-infective market place.
TERMS OF THE DEAL
Under the terms of the merger agreement, Targanta shareholders will receive $2.00 in cash up front for each common share tendered, or approximately $42 million. Targanta shareholders may also be entitled to receive additional contingent cash payments upon the achievement of specified regulatory and commercial milestones within agreed upon time periods:
•	Upon Food and Drug Administration (FDA) approval of a new drug application (NDA) for oritavancin for cSSSI (complicated skin and skin structure infections) using a single dose infusion, $1.20 per share. If FDA approval does not include single dose infusion labeling, this payment is reduced to $0.50 per share.

•	Upon European Medicines Agency (EMEA) approval of a marketing authorization application (MAA) for oritavancin for cSSSI during 2009, $1.00 per share. If EMEA approval occurs later, this payment is reduced to $0.75 per share if it occurs prior to June 30, 2010 or if later, $0.50 per share.

•	On achievement of worldwide net sales adding up to a total of $400 million over four consecutive quarters, a one-time payment of $2.35 per share.

PORTFOLIO OVERLAP
The Medicines Company has established a strong global presence in the critical care market place with its portfolio of products (Angiomax, Cleviprex, and cangrelor). All of these patients are at risk of devastating hospital acquired infections. As many as 50% of these infections will be from bacteria resistant to normal drugs. A few examples of the overlap:

•	Angioplasty (PCI/ACS)	•	Open heart surgery
•	Cardiac care unit	•	Anesthesia
•	Cardiovascular surgery	•	Intensive care unit
•	Emergency department	•	Neurosurgery
•	Heart transplant	•	Stroke care unit
•	Post-operative recovery

ORITAVANCIN HIGHLIGHTS
Oritavancin is an innovative investigational lipoglycopeptide antibiotic with potent bactericidal (killing) activity against a broad spectrum of gram-positive bacteria including MRSA, VISA, VRSA, and VRE. The product has been administered intravenously to over 2,400 individuals and has completed two pivotal Phase 3 studies for the treatment of cSSSI. The attributes oritavancin has demonstrated in clinical trials may give it advantages over currently marketed therapies in treating serious skin infections:
•	Excellent tissue penetration and concentration in immune cells (macrophages) that accumulate at sites of infection, thereby delivering drug where it is needed

•	Advantageous pharmacokinetic profile that allows prolonged drug effect after dosing, and phase 2 clinical data supporting the use of a potential ‘once only’ dose to cure cSSSI

•	No effect on renal or hepatic function. Patients with impaired organ function (common in elderly and critically ill patients) do not require dose adjustments or special monitoring for drug levels or toxicity

•	Well tolerated in clinical trials with a superior adverse event profile to vancomycin and no dose-limiting side effects

•	Potential to generate significant cost saving opportunities for hospitals and third party payers
Upon consummation of the merger, The Medicines Company will hold worldwide marketing and intellectual property rights to oritavancin (>500 patents and patent applications) that extend through 2015, with potential extension through 2021 with Hatch-Waxman/pediatrics. In December 2008, the FDA issued a complete response letter to Targanta’s NDA indicating that an additional Phase 3 clinical study would be required to gain U.S. approval. A MAA for oritavancin is undergoing review by the EMEA.

SIMPLIFI PHASE II EFFICACY DATA
SIMPLIFI was a PHASE 2 clinical study investigating oritavancin at Single or Infrequent Doses for the Treatment of Complicated Skin and Skin Structure Infections (cSSSI). SIMPLIFI measured clinical efficacy at test of cure (TOC) measured at first follow-up on day 21. The study also examined the safety of oritavancin in all patients as one of its secondary endpoints.
302 patients were randomized to one of three treatment arms for which 300 of the patients received either:
•	200 mg of oritavancin intravenous (IV) daily for a minimum of three days and up to a maximum of seven days;

•	A single dose of 1200 mg of oritavancin IV; or

•	A single dose of 800 mg of oritavancin IV, with an optional second dose of 400 mg IV given on day 5 at investigator discretion.

	Investigator-Defined Clinical Outcome at
	Test of Cure (TOC) %
	(TOC Measured at Day 21)
Population (N)		Infrequent Dose
	Daily Dose	800 mg Day 1	Single Dose
	200 mg/Day	400 mg Day 5	1200 mg
	for 3-7 Days	(CI 90%)*	(CI 90%)*
Intent to Treat (ITT) (300)	72.4%	78.2% (-5.8, 14.6)	81.8% (-1.7, 17.8)
Clinically Evaluable (228)	72.4%	77.5% (-6.8, 15.4)	81.5% (-2.5, 18.2)
MRSA Microbiologically Evaluable (82)	78.3%	87.0% (-5.7, 28.0)	73.0% (-18.1, 18.7)
All Microbiologically Evaluable	69.1%	81.3%	79.3%

*	The 90% confidence interval (CI)is based on estimated diffeence in response rate between patients in the daily dose versus the single dose or the infrequent dose using Mantel-Haenszel method strafied by disease.
SIMPLIFI PHASE II SAFETY DATA
•	No differences in overall safety in the incidence or the severity of Adverse Events (AEs)

•	Rates of infusion-related AEs were low in all groups; comparable to rates observed in 2 Phase 2 trials

	Dosing Arm
SIMPLIFY Safety	Daily Dose 200 mg /Day for 3-7 Days N = 100	Infrequent Dose 800 mg Day 1 400 mg Day 5 N=103	Single Dose 1200 mg N = 99
Treatment-Emergent Adverse Effects (TEAE)	56.0%	61.2%	55.6%
Serious Adverse Events	11.0%	6.8%	7.1%

Oritavancin showed a statistically lower percentage (p<.001) of TEAE compared to vancomycin in 2 Phase 3 trails (42% cs. 50%). The majority of TEAEs were neither wevere nor drug related adverse events. (Data on file)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Statements in this communication regarding the proposed transaction between the Company and Targanta, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, new product development, including obtaining regulatory approvals, and any other statements about the Company managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Important factors that may cause or contribute to such differences include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Targanta’s stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; transaction costs; whether results obtained in clinical studies or in preclinical studies such as the studies referred to above will be indicative of results obtained in future clinical trials; whether, if the Company consummates the acquisition, the Company can advance oritavancin through the contemplated Phase 3 trial on a timely basis or at all and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies for the product; whether, if oritavancin receives approval, the Company will be able to successfully distribute and market the product and in that regard, whether physicians, patients and other key decision-makers will accept clinical trial results, whether the Company will be able to obtain regulatory approvals and such other factors as are set forth in the risk factors detailed from time to time in the Company’s periodic reports and registration statements filed with the Securities and Exchange Commission including, without limitation, the risk factors detailed in the Company’s Quarterly Report on Form 10-Q filed on November 10, 2008, which are incorporated herein by reference. The forward-looking statements are made only as of the date of publication. Except as otherwise required by law, the Company specifically disclaims any obligation to update any of these forward-looking statements.
ADDITIONAL INFORMATION
This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Targanta. Boxford Subsidiary Corporation (the “Merger Sub”), a wholly owned subsidiary of The Medicines Company, has not commenced the tender offer for the shares of Targanta stock described in this press release.
Upon commencement of the tender offer, the Merger Sub will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Targanta will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about The Medicines Company, Targanta, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.
Investors and security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by The Medicines Company and Targanta through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from The Medicines Company by contacting Robyn Brown of The Medicines Company at (973) 290-6000.